UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 6, 2023

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Submission of Supplemental Application to the U.S. FDA for Expanded Use of CARVYKTI® (ciltacabtagene autoleucel)
On June 6, 2023, Legend Biotech Corporation (“Legend Biotech” or the “Company”) issued a press release announcing the submission of a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) for the expanded use of CARVYKTI® (ciltacabtagene autoleucel) to include the treatment of adult patients with relapsed and lenalidomide-refractory multiple myeloma who have received at least one prior line of therapy, including a proteasome inhibitor and an immunomodulatory agent. The press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

This report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-272222, 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated June 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: June 6, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer